UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 364th MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 31st, 2019

1.         DATE, TIME AND PLACE: At 12:50 p.m., on January, 31st, 2019 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance, according to a document filed at the company's headquarters, of the threshold values for approval from the Company’s administrative bodies, due to the monetary correction. In accordance with article 47 of the Company’s Bylaws, articles 17 and 21 of the abovementioned Bylaws shall have the following wording:

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount equal to or higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00) by the Company and its direct and indirect subsidiaries, even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

***

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00) and the disposalor lien of any fixed asset in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nive reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than twelve million, seven-hundred and forty-five thousand and nine-hundred and ninety-nine reais and nineteen cents (R$ 12,745,999.99).

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries;

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget; and

(i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

(i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than six million, three hundred and seventy-four thousand reais and one cent (R$ 6,374,000.00) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

(i.2) execution of acts and agreements of any nature with a total amount equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

(i.3) acquisition of any fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, four hundred and forty-nine million reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, January 31st, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.